EXHIBIT 12.2
California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
including Preferred Stock Dividends
In thousands except ratios

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings(1):
Income before income tax expense	63,936	51,882	42,419	47,229	43,111

Fixed charges expensed and capitalized	20,591	19,719	19,669	18,600	18,664
Capitalized interest	(3,411)	(2,585)	(2,700)	(900)	(824)
Preferred dividend requirement	(114)	(153)	(153)	(153)	(153)

	81,002	68,863	59,235	64,776	60,798

Fixed Charges:
Interest expensed and capitalized, and amortization of capitalized expense related to indebtedness	20,591	19,719	19,669	18,600	18,664
Estimated interest component of rent expense	237	221	208	180	205
Preferred dividend requirement	114	153	153	153	153

	20,942	20,093	20,030	18,933	19,022

Ratio of earnings to fixed charges including preferred stock dividends	3.87	3.43	2.96	3.42	3.20

(1)	As defined by Item 503(d) of Regulation S-K